Exhibit 99.1

SIGMA LITHIUM CEO ANA CABRAL NAMED “MINING PERSON OF THE YEAR” DURING LONDON METAL EXCHANGE WEEK 2023

SAO PAULO, BRAZIL – (October 12, 2023) – Sigma Lithium Corporation (“Sigma Lithium” or the “Company”) (NASDAQ: SGML, BVMF: S2GM34, TSXV: SGML), a leading global lithium producer dedicated to powering the next generation of electric vehicles with carbon neutral, socially and environmentally sustainable chemical-grade lithium concentrate, is honored to announce that CEO and co-founder Ana Cabral has been named “Mining Person of the Year” for 2022 by The Northern Miner.

Ana received the prestigious award for “Mining Person of the Year” at the Canadian Mining Symposium 2023 during London Metal Exchange Week in London, U.K., where she also shared her thoughts on the role critical minerals will play in shaping the Green Energy Transition.

The “Mining Person of the Year” award is selected each year by the Northern Miner Group for outstanding and timely contributions to the field of mining. This acclaimed award signifies Cabral’s outstanding leadership and impact on both Sigma Lithium and the broader mining industry.

Over six years of her leadership, she has shaped the culture of Sigma Lithium as an inclusive meritocracy, where talented individuals of all genders, ages and races are rewarded for their performance and commitment to execute according to the ESG-centric purpose of the company.

Ana has been a leading executive director of Sigma Lithium since its inception as a small junior explorer in 2012. She joined the management team full time in 2016 as a co-leader, turning the company around from bankruptcy into one of the world’s largest lithium producers, delivering the pioneering “Triple Zero Lithium”: Zero Carbon, Zero Tailings, Zero Hazardous Chemicals, reusing 100% of the water.

Commenting on the award, CEO Ana Cabral said, “I am honored to have been selected by Canada’s The Northern Miner as ‘Person of the Year’ (a woman from Latin America). We are just getting started as a producer but have already reached the consistency and cadence of shipments that are the hallmarks of established producers in scale.”

“We have worked incredibly hard to earn this recognition, often against market cycles, deploying proprietary capital for many years to make Sigma Lithium a reality and execute on our vision.”

“This award is the result of the collective effort of a resilient, resourceful, and relentless team which has worked hard over more than a decade to transform our vision into reality. In our industry where ideas abound, success in execution is determined by commitment to strategy and brutal hard work. And more importantly, we firmly believe that success is always a result of a 360-degree view of how the Company is integrated for minimal impact on the natural ecosystems around it; and how it integrates for maximum positive impact on neighboring communities.”

“I am very proud of the deep bench of talent at Sigma, incredibly dedicated to deliver impeccably on our shared mission. We started small and regionally: our hope was to transform our Vale do Jequitinhonha into a much better place than it was when we started to invest there in 2012.”

“As we grew our business into a ‘Global Force for Good’ in the lithium sector, we were able to demonstrate to the wider industry that our success was certainly due to our sustainability ethos. Hence it is very rewarding to witness the change we have been helping catalyze in the way our metals & mining industry takes to a higher level its positive contributions to society and communities.”

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Alisha Hiyate, Editor-in-Chief of The Northern Miner, commented, “We believe Ana's leadership was essential in Sigma Lithium's rise from IPO in 2018 through construction and commissioning of the Grota do Cirilo mine, and first production in 2023. As a co-founder, then co-CEO and most recently as CEO, she has been key to the company's ability to obtain financing in each stage, and the company's impressive share price rise since early 2022. Under Ana's leadership, the company committed to developing Grota do Cirilo with the lowest possible environmental impact, targeting end-user and consumer concerns. And she has been a driving force behind Sigma's first-mover status, opening up Brazil as a significant new lithium mining jurisdiction. This is why we named her our ‘Mining Person of the Year’ for 2022.”

Figure 1. CEO and Co-chairperson Ana Cabral Receiving the Mining Person of the Year Award

ABOUT SIGMA LITHIUM

Sigma Lithium (NASDAQ: SGML, BVMF: S2GM34, TSXV: SGML) is a leading global lithium producer dedicated to powering the next generation of electric vehicle batteries with carbon neutral, socially and environmentally sustainable chemical-grade lithium concentrate.

Sigma Lithium has been at the forefront of environmental and social sustainability in the EV battery materials supply chain for six years and it is currently producing Triple Zero Green Lithium from its Grota do Cirilo Project in Brazil. Phase 1 of the project is expected to produce 270,000 tonnes of Triple Zero Green Lithium annually (36,700 LCE annually). If it is determined to proceed after completion of an ongoing feasibility study, Phase 2 & 3 of the project are expected to increase production to 766,000 tonnes annually (or 104,200 LCE annually). The project produces Triple Zero Green Lithium in its state-of-the-art Greentech lithium plant that uses 100% renewable energy, 100% recycled water and 100% dry-stacked tailings.

Please refer to the Company’s National Instrument 43-101 technical report titled "Grota do Cirilo Lithium Project Araçuaí and Itinga Regions, Minas Gerais, Brazil, Amended and Restated Technical Report" issued June 12, 2023, which was prepared for Sigma Lithium by Homero Delboni Jr., MAusIMM, Promon Engenharia; Marc-Antoine Laporte, P.Geo, SGS Canada Inc; Jarrett Quinn, P.Eng., Primero Group Americas; Porfirio Cabaleiro Rodriguez, (MEng), FAIG, GE21 Consultoria Mineral; and Noel O'Brien, B.E., MBA, F AusIMM (the “Updated Technical Report”). The Updated Technical Report is filed on SEDAR and is also available on the Company’s website.

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For more information about Sigma Lithium, visit https://www.sigmalithiumresources.com/

FOR ADDITIONAL INFORMATION PLEASE CONTACT

Jamie Flegg, Chief Development Officer

+1 (647) 706-1087
jamie.flegg@sigmalithium.com.br

Daniel Abdo, Chief Communications Officer

+55 11 2985-0089

daniel.abdo@sigmalithium.com.br

Sigma Lithium

Sigma Lithium
@sigmalithium
@SigmaLithium

FORWARD-LOOKING STATEMENTS

This news release includes certain "forward-looking information" under applicable Canadian and U.S. securities legislation, including but not limited to statements relating to timing and costs related to the general business and operational outlook of the Company, the environmental footprint of tailings and positive ecosystem impact relating thereto, donation and upcycling of tailings, timing and quantities relating to tailings and Green Lithium, achievements and projections relating to the Zero Tailings strategy, achievement of ramp-up volumes, production estimates and the operational status of the Groto do Cirilo Project, and other forward-looking information. All statements that address future plans, activities, events, estimates, expectations or developments that the Company believes, expects or anticipates will or may occur is forward-looking information, including statements regarding the potential development of mineral resources and mineral reserves which may or may not occur. Forward-looking information contained herein is based on certain assumptions regarding, among other things: general economic and political conditions; the stable and supportive legislative, regulatory and community environment in Brazil; demand for lithium, including that such demand is supported by growth in the electric vehicle market; the Company’s market position and future financial and operating performance; the Company’s estimates of mineral resources and mineral reserves, including whether mineral resources will ever be developed into mineral reserves; and the Company’s ability to operate its mineral projects including that the Company will not experience any materials or equipment shortages, any labour or service provider outages or delays or any technical issues. Although management believes that the assumptions and expectations reflected in the forward-looking information are reasonable, there can be no assurance that these assumptions and expectations will prove to be correct. Forward-looking information inherently involves and is subject to risks and uncertainties, including but not limited to that the market prices for lithium may not remain at current levels; and the market for electric vehicles and other large format batteries currently has limited market share and no assurances can be given for the rate at which this market will develop, if at all, which could affect the success of the Company and its ability to develop lithium operations. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. The Company disclaims any intention or obligation to update or revise any forward-looking information, whether because of new information, future events or otherwise, except as required by law. For more information on the risks, uncertainties and assumptions that could cause our actual results to differ from current expectations, please refer to the current annual information form of the Company and other public filings available under the Company’s profile at www.sedar.com.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release.

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